                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING


                                             Commission File Number   86-0830781
                                                                     -----------

                                  Form 10-Q

                   For the period ended September 30, 1998

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                    PART I
                            REGISTRANT INFORMATION


Full name of registrant:                    MCII HOLDINGS (USA), INC.
Address of principal office:
          Street and Number                 10 E. GOLF ROAD
   City, State and Zip Code                 DES PLAINES, IL  60016


                                   PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE


     State below in reasonable detail why Form 10-Q could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has experienced delays in converting statements prepared in Mexican GAAP into U.S. GAAP statements.


                                   PART IV
                              OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

               Terry Moynihan              (847) 375-1261
               -----------------  --------------------------------
               (Name)               (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed? If the answer is no, identify report(s).

                                                               [X]  Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                               [ ]  Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          MCII HOLDINGS (USA), INC.
                          -------------------------
                 (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 17, 1998                          By:  /s/ Michael Graham
                                                    --------------------------
                                                    Michael Graham
                                                    Chief Accounting Officer